Exhibit 99.1

Ferrari N.V.: 2020 Annual General Meeting

Maranello (Italy), 8 April 2020 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) confirms that its Annual General Meeting of Shareholders (the “AGM”) will be held on 16 April 2020 in Amsterdam according to the previously announced agenda. Due to travel bans and local restrictions on meetings issued because of the Covid-19 outbreak, it is anticipated that executive directors will attend our AGM via remote connection. Furthermore, for health and safety reasons the Company will take several measures to minimize public health risks relating to the AGM and further measures will be introduced in the event local prescriptions should be amended. The Company, therefore, reserves the right to amend the physical arrangements on the day of the AGM, including refusing entry to the meeting to comply with health and safety requirements.

As a result of the above described constraints, shareholders are expected not to attend the meeting in person; instead, shareholders are urged to cast their votes by proxy or online in advance of the meeting. For further information regarding voting by proxy or online please refer to the Company’s corporate website, https://corporate.ferrari.com.

Shareholders will, however, be able to follow the AGM remotely and ask questions in advance of the meeting regarding the subjects on the AGM agenda. Further details in this respect will be posted on the Company’s corporate website https://corporate.ferrari.com in advance of the meeting.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977